                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-51879


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1998)


                                  SEPRACOR INC.

                                   ----------

               $189,475,000 PRINCIPAL AMOUNT OF 6 1/4% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2005
                  (Interest payable August 15 and February 15)

                                   ----------

                        4,012,617 Shares of Common Stock
                           ($0.10 par value per share)

                                   ----------

         The information in this Prospectus Supplement concerning the Selling Stockholders supplements the statements set forth under the caption "Selling Stockholders" in the Prospectus. Capitalized items used and not defined herein shall have the meanings given to them in the Prospectus.


                              SELLING STOCKHOLDERS

         The information set forth under the caption "Selling Stockholders" in the Prospectus is supplemented as follows:



                                                 Amount of                         Shares of
                               Amount of        Debentures                        Common Stock
                            Debentures that    Owned Before    Shares That May    Owned Before
     Name                     May be Sold        Offering         be Sold(1)        Offering
     ----                   ---------------    ------------    ---------------    ------------

ICI American
Holdings Trust               $  425,000        $  425,000           8,972               0

Zeneca Holdings Trust           425,000           425,000           8,972               0

State of Delaware PERS        1,000,000         1,000,000          21,110               0

Starvest Fund-
Discretionary                   500,000           500,000          10,555               0

State of Oregon/SAIF
Corporation                   4,000,000         4,000,000          84,443               0

State of Oregon PERS          4,500,000         4,500,000          94,998               0

Nalco Chemical Corp.
Retirement                      225,000           225,000           4,749               0






Kapiolani Medical Center
for Women and Children                       100,000          100,000            2,111             0

Hawaiian Airlines Pension
for Salaried Employees                        15,000           15,000              316             0

Hawaiian Airlines
Pilots' Retirement Plan                       70,000           70,000            1,477             0

Hawaiian Airlines
Pension Plan - IAM                            50,000           50,000            1,055             0

Allstate Insurance Company                 2,000,000        2,000,000           42,221             0

Shepard Investments
International Inc.                        14,875,000       14,875,000          314,023             0

Silverton International
Fund Limited                               1,500,000        1,500,000           31,662             0

Nomura Securities (Bermuda) Ltd.          10,000,000       10,000,000          211,108             0

Paloma Securities L.L.C.                   1,725,000        1,725,000           36,416             0

Bost & Co., as nominee for Mellon
Securities Trust Company                     100,000          100,000            2,111             0

Ell & Co., as nominee for The
Northern Trust Company of New York           580,000          580,000           12,244             0

Salkeld & Co., as nominee for
Bankers Trust Company                        615,000          615,000           12,983             0

Bankers Trust Company                      1,500,000        1,500,000           31,662             0

Bear Stearns Securities Corp.              1,500,000        1,500,000           31,662             0

The Income Fund of America, Inc.           7,350,000        7,350,000          155,164             0

The TCW Group, Inc.                       12,315,000       12,315,000          259,980             0

Deutsche Bank AG                          12,105,000       12,105,000          255,546             0

Unknown(2)                               112,000,000      112,000,000        2,364,415             0

----------


(1) Assumes conversion of full amount of Debentures held by such holder at the initial rate of $47.369 in principal amount of Debentures per share of Common Stock.

(2) Certain of the Debentures are currently evidenced by a global Debenture which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee. Therefore, the Company is unable to provide the names of the remaining Selling Stockholders.


                    The date of this Prospectus Supplement is
                                  July 2, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED JUNE 17, 1998

PROSPECTUS

                                  SEPRACOR INC.

               $189,475,000 PRINCIPAL AMOUNT OF 6 1/4% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2005
                  (Interest payable August 15 and February 15)

                        --------------------------------

                        4,012,617 Shares of Common Stock
                           ($0.10 par value per share)

                              ---------------------

         This Prospectus relates to (i) $189,475,000 aggregate principal amount of 6 1/4% Convertible Subordinated Debentures due 2005 (the "Debentures") of Sepracor Inc. ("Sepracor" or the "Company"), (ii) 3,999,978 shares of Common Stock, par value $.10 per share ("Common Stock") of the Company which are issuable upon conversion of the Debentures plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Debentures as a result of adjustments to the conversion price (the "Conversion Shares"); and (iii) 12,639 additional shares of Common Stock (the "Additional Shares"). The Conversion Shares and the Additional Shares are referred to herein collectively as the "Shares". The Debentures and the Shares that are being registered hereby are to be offered for the account of the holders thereof or by their transferees, pledgees, donees or other successors in interest (the "Selling Securityholders"). The Debentures were initially acquired from the Company by Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Smith Barney Inc. and Vector Securities International, Inc. (the "Initial Purchasers") in February 1998 in connection with a private offering. The Initial Purchasers have advised the Company that the Debentures have since been resold by the Initial Purchasers to "qualified institutional buyers," as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. See "Description of Debentures."

         The Debentures are convertible into Common Stock of the Company at any time after May 6, 1998 through maturity, unless previously redeemed, at a conversion price of $47.369 per share, subject to adjustment in certain events. See "Description of Debentures -- Conversion of Debentures." The Debentures are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages ("PORTAL") market of the National Association of Securities Dealers, Inc. The Company's Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "SEPR." On June 15, 1998, the closing price of the Common Stock as reported by the Nasdaq National Market was $38.375 per share.

         The Debentures are not redeemable by the Company prior to February 18, 2001. Thereafter, the Debentures will be redeemable on at least 30 days' prior notice at the option of the Company, in whole or in part, at any time, at the redemption prices set forth in this Prospectus, in each case together with accrued interest. Upon a Fundamental Change (as defined herein), each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase such holder's Debentures at a price equal to 100% of the principal amount of the Debentures to be redeemed plus accrued interest to, but excluding, the date of redemption. See "Description of Debentures -- Redemption at Option of the Holder."

         The Debentures are unsecured obligations of the Company, subordinate in right of payment to all present and future Senior Obligations (as defined herein) of the Company and will be effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. At December 31, 1997, Senior Obligations aggregated approximately $6.2 million. The Indenture will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Debentures -- Subordination of Debentures."

         Certain of the Initial Purchasers have advised the Company that they intend to make a market in the Debentures. Such Initial Purchasers, however, are not obligated to do so and any such market making may be discontinued at any time without notice, in the sole discretion of such Initial Purchasers. No assurance can be given that any market for the Debentures will develop or be maintained.

         The Debentures and the Shares are being registered to permit public secondary trading of (i) the Debentures and, upon conversion, the Conversion Shares and (ii) the Additional Shares, by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and commissions) in connection with the registration and sale of the Debentures and the Shares covered by this Prospectus.

         The Company will not receive any of the proceeds from sales of Debentures or the Shares by the Selling Securityholders. The Debentures and the Shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Selling Securityholders may be deemed to be "underwriters" as defined in the Securities Act. If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Debentures or Shares as principals, any profits received by such broker-dealers on the resale of the Debentures or Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

                         -------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         -------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

               The date of this Prospectus is __________ __, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to the Debentures and the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company, the Debentures and the Shares, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and filed with the Commission on March 31, 1998, as amended by Annual Report on Form 10-K/A filed with the Commission on March 31, 1998; (ii) the Company's Current Reports on Form 8-K, dated February 5, 1998 and February 11, 1998; (iii) the Company's Current Report on Form 10-Q filed with the Commission on May 15, 1998; and (iv) the Company's Registration Statement on Form 8-A dated July 16, 1991 registering the Common Stock under
Section 12(g) of the Exchange Act.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering being made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: Sepracor Inc., 111 Locke Drive, Marlborough, Massachusetts 01752,
Attention: Chief Financial Officer, telephone: (508) 481-6700.

                              ---------------------


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                   THE COMPANY

         Sepracor Inc. is a leading specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely-prescribed pharmaceutical compounds. Typically, these improved chemical entities ("ICEs") are patented, single-isomer or active-metabolite forms of the parent compound. The Company selects for development widely-sold parent drugs with significant potential for improved efficacy, side-effect profile, or both. The Company develops these drugs by leveraging its broad patent position, significant expertise in chiral chemistry and pharmacology, and experience in conducting clinical trials and seeking regulatory approvals for new drugs. Sepracor's drug development program has yielded an extensive portfolio of drug candidates intended to treat a broad range of indications. To date, certain of these candidates are being developed at lower cost and in less time than the new chemical entities ("NCEs") that characterize traditional drug development. In addition, the Company believes that the probability of U.S. Food and Drug Administrator ("FDA") approval of its ICE(TM) drug candidates is increased because the parent drugs have previously been approved.

         The Company's strategy for commercializing its ICEs includes licensing and co-promotion collaborations with major pharmaceutical companies and direct marketing through one or more specialty sales forces. On February 4, 1998, Sepracor announced a collaboration and license agreement with Janssen Pharmaceutica N.V., a wholly owned subsidiary of Johnson & Johnson ("Janssen"), relating to the development and marketing of norastemizole (the "Janssen Agreement"). Under the terms of the Janssen Agreement, Sepracor and Janssen will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the U.S. and abroad. Upon exercise of such option, Janssen and Sepracor will share equally the costs and profits associated with the further development, marketing and sale of norastemizole in the U.S. and Sepracor will have the right to co-promote the product in the U.S. Alternatively, in the event Sepracor decides not to co-promote the product, it is entitled to royalties, if any, on Janssen's sales of the product in the U.S. Outside of the U.S., Janssen has the right to develop and market norastemizole subject to the payment of royalties to Sepracor, if any. In addition, Janssen has exclusive worldwide rights to sell over-the-counter forms of norastemizole subject to the payment of royalties to Sepracor.

         In December 1997, Sepracor licensed to Schering-Plough Ltd ("Schering-Plough") worldwide rights to develop and market descarboethoxyloratadine ("DCL"), an active-metabolite form of loratadine. Currently, Schering-Plough markets loratadine as Claritin(R), the world's leading non-sedating antihistamine, and may use DCL to effectively extend the period of marketing exclusivity for its antihistamine franchise. In July 1993, Sepracor licensed to Hoechst Marion Roussel, Inc. ("HMRI") its U.S. patent rights covering fexofenadine. In October 1996, HMRI introduced Allegra(R) (fexofenadine) as an improved version of the non-sedating antihistamine Seldane(R), and subsequently announced plans to remove Seldane from the market. In July 1997, the Company filed a new drug application ("NDA") with the FDA for the nebulized form of levalbuterol, the Company's single-isomer form of albuterol, for the treatment of asthma. The Company intends to market levalbuterol through its respiratory sales force.

DRUG DISCOVERY

         Sepracor has undertaken a long-term new drug discovery program directed at discovering novel molecules and mechanisms for treatment of infectious disease, inflammation and pain. In connection with this program, Sepracor, using its combinatorial chemistry expertise, has independently developed an extensive library of new compounds which are screened against biological receptors both by Sepracor and its biotechnology company partners.

MANUFACTURING

         The Company conducts the formulation of its drug compounds primarily at its laboratories in Marlborough, Massachusetts. The Company also currently owns and operates a current Good Manufacturing Practices ("cGMP") compliant manufacturing facility in Windsor, Nova Scotia, which it believes has sufficient capacity to support the production of its drug candidates in quantities required for its clinical trials.

SUBSIDIARIES

         Since 1994, Sepracor has established and independently financed three subsidiaries: BioSepra Inc. ("BioSepra"), HemaSure Inc. ("HemaSure") and Versicor Inc. ("Versicor"). The establishment of these and other subsidiaries has allowed Sepracor to concentrate on its core pharmaceutical business.

         BioSepra, currently a 64% owned subsidiary of the Company, develops, manufactures and sells chromatographic media for use by pharmaceutical companies in the research, methods design, process development and commercial-scale manufacture of biopharmaceuticals. HemaSure, currently a 37% owned subsidiary of the Company, applies its proprietary filtration technologies to develop products to increase the safety of donated blood through the filtering of white blood cells. Versicor, currently a 22% owned subsidiary of the Company, develops novel drug candidates principally for the treatment of infectious diseases. In the fourth quarter of 1997, Versicor completed a private financing for approximately $22 million.

                           ---------------------------


         Sepracor, BioSepra, HemaSure, Versicor, ICE, HyperD, LeukoNet and Steripath are trademarks of Sepracor, BioSepra, HemaSure or Versicor. Other trademarks used in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

         This Prospectus (including the documents incorporated by reference herein) contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus (including the documents incorporated by reference herein).

OPERATING LOSSES

         Sepracor has not been profitable since inception, and there can be no assurance that Sepracor will achieve profitability. For the year ended December 31, 1997, Sepracor incurred net losses applicable to common shares on a consolidated basis of approximately $26.7 million (including $600,000 of dividends relating to the Company's Series B Redeemable Exchangeable Preferred Stock which was redeemed by the Company in early 1998). Sepracor expects to continue to incur losses in future periods.

RISKS RELATED TO SEPRACOR'S PHARMACEUTICAL DEVELOPMENT PROGRAM

         Early Stage of Product Development. Although Sepracor has commercially licensed one of its ICEs, fexofenadine, substantially all of its ICEs are still undergoing clinical trials or are at the early stages of development. There can be no assurance that any of the Company's drugs will have improved characteristics that provide greater benefits or fewer side effects than the corresponding parent drugs or that research efforts undertaken by Sepracor will lead to the discovery of future drugs with such improved characteristics. All of the drugs under development will require significant, additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. There can be no assurance that any products under development will be developed successfully, be proven to be safe and efficacious in clinical trials, offer therapeutic or other improvements over comparable drugs, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

         Patent Uncertainties. Sepracor has filed various patent applications covering compositions containing, and methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. While as of December 31, 1997, method-of-use patents ("use patents") have been issued to Sepracor covering 28 such compounds, including descarboethoxyloratadine, fexofenadine, levalbuterol, (S)-oxybutynin (S)-doxazosin, norcisapride and
(R)-fluoxetine, the Company has only patent applications pending on a number of other such compounds, including (R,R)-formoterol, (S)-lansoprazole,
(S)-zopiclone, (S)-sibutramine and (R)-bupropion. In addition, there can be no assurance that: (i) any additional patents will be issued to Sepracor, (ii) litigation will not be commenced seeking to challenge any patents granted to Sepracor or that such challenges will not be successful, (iii) the U.S. Patent and Trademark Office ("PTO") will not commence patent interference proceedings involving the Company's patents or patent applications, (iv) any such patents will afford protection against competitors with similar compounds or technology, or (v) processes or products of Sepracor, even if covered by a valid patent, do not, or will not, infringe upon patents of third parties. The ability to commercialize successfully any ICE will depend, to a significant degree, upon the ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Most of the ICEs for which the Company has obtained use patents or filed applications therefor, such as (S)-doxazosin, fexofenadine, (R)-fluoxetine, (S)-fluoxetine,
(S)-zopiclone, (S)-lansoprazole, norcisapride and (S)-sibutramine, are claimed by composition of matter or other patents or patent applications held by third parties, typically drug companies. In each such case, unless subject to an existing license agreement, the ICE may not be commercialized until the expiration of corresponding third party composition-of-matter or other patents (unless a license is obtained to such third party patents or such third party patents expire or are determined to be invalid, unenforceable or not infringed by a court of proper jurisdiction). There can be no assurance that any license required under any such third party patent would be made available or, if available, would be available on terms acceptable to the Company. In addition, significant funds would be required to contest the validity of any such third-party patent and to defend any claim that Sepracor infringes any such third-party patent and there can be no assurance that Sepracor would prevail in any litigation involving such third party patents.

         Because of the length of time and expense associated with the development of new products and processes, the pharmaceutical industry has traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes. Proprietary rights relating to the products of Sepracor will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. Certain of the technology that may be used in the products of Sepracor is not covered by any patents or patent applications. In the absence of patent protection, the business of Sepracor may be adversely affected by competitors who independently develop substantially equivalent technology.

         Patent Interference. In July 1997, the PTO informed Sepracor that it had declared an interference between Sepracor's previously issued use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and HMRI's use patent application on the anti-histaminic effects of fexofenadine on hepatically impaired patients. The primary objective of a patent interference, which can only be declared by the PTO, is to determine which party was the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their invention of the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient date of invention, and, therefore, is entitled to a patent claiming the overlapping subject matter.

         If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993.

         Sepracor and HMRI have agreed to resolve the interference by arbitration. Selection of the arbitrator and initiation of the arbitration proceeding is expected to occur in the first half of 1998. While it is possible that the arbitrator's decision may be rendered during 1998, there can be no assurance that the arbitrator's decision will be rendered at that time. Once rendered, the arbitrator's decision must be submitted to the PTO for final approval. The interference is in its early stages and the Company is unable to predict its outcome.

         Regulatory Approvals and Clinical Trials. The marketing and sale of pharmaceutical products developed by Sepracor or its development partners will require FDA approvals as well as similar approvals in foreign countries. To obtain such approvals, the safety and efficacy of such products must be demonstrated through clinical trials. There can be no assurance that the results of such clinical trials will be consistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials will be consistent with those obtained in earlier phases. There also can be no assurance that any such products will be shown to be safe and efficacious or that regulatory approval for any such products will be obtained on a timely basis, if at all. The clinical trial and regulatory approval process can take a number of years and require the expenditure of substantial resources. With respect to certain of the Company's ICEs, the Company has been able to shorten the regulatory approval process of its ICEs by relying on preclinical and clinical toxicology data already on file with the FDA with respect to the parent drug. Although Sepracor has to date been successful in employing this strategy in connection with the approval process of certain of its proposed products, there can be no assurance that the FDA will permit the Company to utilize this strategy in the future. Accordingly, the Company may be required to expend significant resources to complete such preclinical and clinical studies for its other ICEs, thereby significantly delaying the regulatory approval process. The failure of the Company to obtain regulatory approval on a timely basis and unanticipated significant expenditures on preclinical and clinical studies could adversely affect the financial condition of the Company. While the Company expects FDA approval of its NDA for the nebulized form of levalbuterol in late 1998, there can be no assurance that the FDA will approve such NDA by such date, if at all.

         Sales and Marketing Uncertainties. The Company currently has very limited sales and marketing experience. If the Company is successful in developing and obtaining regulatory approval for its products under development, it expects to license certain products to large pharmaceutical companies and market and sell certain other products through its direct specialty sales forces or through other arrangements, including co-promotion arrangements. In anticipation of expected FDA approval of the nebulized form of levalbuterol later this year, the Company is beginning to establish a direct sales force to market the inhalation solution of levalbuterol. Further, as the Company begins to enter into co-promotion arrangements or market and sell additional products directly, the Company will need to significantly expand its sales force. It is expected that the Company will incur significant expense in establishing its direct sales force. The ability of the Company to realize significant revenues from its direct marketing and sales activities is dependent on its ability to attract and retain qualified sales personnel in the pharmaceutical industry. There can be no assurance, however, that the Company will be able to attract and retain such qualified sales personnel, that it will successfully expand its marketing and direct sales force in the future on a timely basis, that the cost of establishing such marketing or sales force will not exceed any product revenues, that its sales and marketing efforts will be successful, or that the need to comply with FDA limits on drug product marketing, including limits on claims of comparative safety or efficacy, will not inhibit the effectiveness of such marketing. In addition, the Company will need to enter into co-promotion arrangements with third parties where its own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. There can be no assurance that the Company will be successful in entering into any such arrangements or that the terms of any such arrangements will be favorable to the Company.

         Manufacturing Uncertainties. The Company currently operates a cGMP compliant manufacturing plant which the Company believes has sufficient capacity to support the production of its drugs in quantities required for its clinical trials. While the Company believes it has the capability to scale up its manufacturing processes and manufacture sufficient quantities of certain of the products which may be approved for sale, without additional expansion, the Company will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, the Company may be required to expend additional resources to expand its current facility, construct an additional facility or contract the production of these drugs to third party manufacturers. There can be no assurance that the Company will have the resources to expand its existing or develop additional facilities or contract with manufacturers to produce its products in commercial quantities or that any contract with third party manufacturers will be on favorable terms to the Company. The Company currently has a supply contract with ChiRex Inc. ("ChiRex") that commits the Company to purchase through December 31, 2001 all of its annual requirements of those drugs which it will market directly through its specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. Under the supply agreement, however, Sepracor retains the right to manufacture commercial quantities of its drugs in its Nova Scotia manufacturing plant. There can be no assurance that the Company will succeed in scaling up its manufacturing processes or maintaining cGMP compliance. Failure in either respect can lead to refusal by the FDA to approve marketing applications. Failure to maintain cGMP compliance may also be the basis for action by the FDA to withdraw approvals that have been granted and for other regulatory action.

         Risk of Product Liability. The testing, marketing and sale of human health care products entails an inherent risk of product liability and there can be no assurance that product liability claims will not be asserted against Sepracor. Sepracor and its subsidiaries maintain limited product liability insurance coverage for both the clinical trials and commercialization of its products. There can be no assurance that Sepracor will be able to obtain further product liability insurance on acceptable terms, if at all, or that any current insurance subsequently obtained will provide adequate coverage against all potential claims.

         Dependence on Collaborative Partners. Sepracor's ability to commercialize certain drugs that it develops is likely to depend in significant part on its ability to enter into collaborative agreements with pharmaceutical companies to fund all or part of the costs to complete the development of such drugs and to manufacture and/or market such drugs. To date, the Company has entered into three such collaborative agreements. The Company has licensed its U.S. patent rights to Allegra (fexofenadine) to HMRI and is entitled to receive royalties on all U.S. sales of Allegra when the patent on the parent drug expires. The Company, however, is currently party to an interference involving Allegra which, if decided adversely to the Company, could result in the loss of all or substantially all of the royalties to which the Company is entitled under the license agreement on future sales of Allegra. See "-- Patent Interference." The Company has also licensed its worldwide patent rights in DCL to Schering-Plough, pursuant to which the Company is entitled to receive royalties from Schering-Plough upon the initial sale of the product. The Company has entered into an agreement with Janssen with respect to the joint development and co-promotion of norastemizole. In each of these collaborative arrangements and any additional collaborative arrangements the Company may enter into in the future, the Company is dependent upon the efforts of the collaboration partners and there can be no assurance that such efforts will be successful. If any collaborators were to breach or terminate their agreements with the Company or fail to perform their obligations thereunder in a timely manner, the development and commercialization of the products could be delayed or terminated. Any such delay or termination could have a material, adverse effect on the Company's financial condition and results of operation. Sepracor's failure or inability to perform certain of its obligations under a collaborative agreement could result in a reduction or loss of the benefits to which Sepracor is otherwise entitled under such agreement. There can be no assurance that Sepracor will be able to enter into any such agreements for ICEs in the future or that such collaborative agreements, if any, will be entered into on terms favorable to the Company.

LEVERAGE

         As of December 31, 1997, as adjusted for the issuance of the Debentures, the Company's total long-term debt and shareholders' equity would have been approximately $273.7 million and $12.0 million, respectively. The Indenture does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Obligations. Additional indebtedness of the Company may rank senior to or pari passu with the Debentures in certain circumstances. See "Description of Debentures." The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to many factors, including factors beyond the Company's control. There is no assurance that the Company will be able to meet its debt service requirements or to repay the Debentures at maturity or at the request of the holders upon a Fundamental Change.

NEED FOR ADDITIONAL FUNDS

         Sepracor will require substantial additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through collaborative or other arrangements with corporate partners or equity or debt financing, may not be available when needed or on terms acceptable to Sepracor. Insufficient funds could require Sepracor to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies that Sepracor would otherwise develop or commercialize itself. Sepracor may need to raise additional funds to support its long-term product development and commercialization programs. There can be no assurance that such capital will be available on favorable terms, if at all. Sepracor's cash requirements may vary materially from those now planned because of increased research and development expenses, patent developments, relationships with collaborative partners, the FDA regulatory process, the capital requirements of Sepracor and BioSepra and other factors.

INTENSE COMPETITION

         Sepracor and its subsidiaries encounter and expect to continue to encounter intense competition in the sale of their current and future products. The fields in which Sepracor and its subsidiaries compete are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies of Sepracor and its subsidiaries obsolete or noncompetitive. Many competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than Sepracor and its subsidiaries.

FLUCTUATIONS IN OPERATING SALES

         Sepracor's quarterly operating results are likely to fluctuate significantly. Such fluctuations will depend on factors such as the timing of collaborative agreements for Sepracor's pharmaceutical development candidates and development costs for those pharmaceuticals, timing of product sales and market penetration, timing of operating expenses, including marketing expenses and the costs of establishing a direct sales force, and the timing of significant orders for BioSepra's products.

RISKS RELATING TO BIOSEPRA

         Dependence on Product Sales. The future success of BioSepra will depend largely on the success of BioSepra's HyperD media, which was introduced in March 1993. There can be no assurance that HyperD media will achieve commercial success and any failure of such product to achieve success would have a material adverse effect on the business and result of operations of BioSepra.

         Need for Additional Funds. BioSepra could require additional funds before the end of 1998 if and to the extent that it fails to achieve its operating plan, which contemplates significant increases in sales of HyperD media. As of December 31, 1997, Sepracor had guaranteed $774,000 of outstanding bank borrowings and lease financing obligations of BioSepra. At such time as BioSepra requires additional financing, there can be no assurance that such financing will be available on favorable terms, if at all. If BioSepra requires additional financing and such capital is not available on acceptable terms from third parties, Sepracor may, but is not obligated to, guaranty or provide such financing.

         Challenge of Market Penetration. Sales of chromatographic media products such as HyperD media typically involve long lead times, and customers generally evaluate several different media products before committing to a volume purchase. Also, customers are typically reluctant to change the media used in the production process for a pharmaceutical previously approved by the FDA because such a change would, in certain cases, require additional FDA approval. For these reasons, BioSepra's future success will depend in large part on its ability to sell its products to customers at the early stage of their product development cycles. There can be no assurance that BioSepra will be able to compete effectively against its existing or future competitors.

RISKS RELATING TO HEMASURE

         Early Stage of Product Development. Other than the LeukoNet Pre-Storage Leukoreduction Filtration System (the "LeukoNet System"), HemaSure's blood filtration and transfusion products are in the research and development stage, and some or all of these products may require preclinical and clinical testing prior to submission of any regulatory application for commercial use. There is no assurance that such regulatory approval will ever be received. HemaSure's planned products are subject to the risks of failure inherent in the development of drug, biological and medical device products and products based on new technologies. These risks include the possibility that HemaSure's approach to blood filtration and transfusion will not be successful; that HemaSure's planned products will not be technologically superior, easier to use or more economical than products currently on the market; that third parties will market superior or equivalent products; that any or all of HemaSure's planned products will fail to receive necessary regulatory clearance; that any such products will be difficult or uneconomical to manufacture on a large scale; or that proprietary rights of third parties will preclude HemaSure from marketing such products. As a result, there can be no assurance that HemaSure's research and development activities will result in any commercially viable products.

         Limited Customers. The customers for HemaSure's potential products are a limited number of national and regional blood centers, which collect, store and distribute blood and blood products. HemaSure's principal competitors have long standing and, in some cases, exclusive relationships (including long-term supply contracts) with these blood centers, and there can be no assurance that HemaSure will be successful in marketing its products to these centers.

SUBORDINATION OF DEBENTURES

         The Debentures are unsecured and subordinate in right of payment to all current and future Senior Obligations of the Company. Senior Obligations include all indebtedness (other than the Company's 7% Convertible Subordinated Debentures due 2002) of the Company, whether existing on or created or incurred after the date of the issuance of the Debentures, that is not made subordinate to or pari passu with the Debentures by the instrument creating the indebtedness and the Company's obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor, a former wholly owned subsidiary, in the event of a default thereof by Versicor. At December 31, 1997, the aggregate amount of Senior Obligations outstanding was approximately $6.2 million and the aggregate amount of indebtedness of the Company that would be pari passu with the Debentures is approximately $80.9 million. The Indenture does not limit the amount of additional indebtedness, including Senior Obligations, which the Company or any of its subsidiaries can create, incur, assume or guarantee and the incurrence of additional indebtedness by the Company could adversely affect the Company's ability to pay its obligations on the Debentures. By reason of such subordination of the Debentures, in the event of insolvency, bankruptcy, liquidation or reorganization of the Company or upon acceleration of the Debentures due to an Event of Default under the Indenture and in certain other events, the assets of the Company will be available to pay the amounts due on the Debentures only after all Senior Obligations of the Company have been paid in full after which there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. In addition, holders of the Debentures are effectively subordinated to the claims of creditors of the Company's subsidiaries to the extent of the assets of such subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any subsidiary of the Company, creditors of such subsidiary generally will have the right to be paid in full before any distribution is made to the Company or the holders of the Debentures. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Obligations, and that it and its subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Description of Debentures."

LIMITATIONS ON REPURCHASE UPON A FUNDAMENTAL CHANGE

         In the event of a Fundamental Change, each holder of the Debentures will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Debentures as described herein under the caption "Description of Debentures -- Redemption at Option of the Holder." The Company's ability to repurchase the Debentures upon a Fundamental Change may be limited by the terms of the Company's Senior Obligations and the subordination provisions of the Indenture. Further, the ability of the Company to repurchase Debentures upon a Fundamental Change will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Debentures upon a Fundamental Change. The failure of the Company to repurchase any Debentures upon a Fundamental Change at the request of the holder would constitute an Event of Default under the Debentures, which could result in the acceleration of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company nor would the requirement that the Company offer to repurchase the Debentures upon a Fundamental Change necessarily afford holders of the Debentures protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of Debentures."

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

         There is no existing market for the Debentures and there can be no assurance as to the liquidity of any markets that may develop for the Debentures, the ability of the holders to sell their Debentures or the price at which holders of the Debentures may be able to sell their Debentures. Future trading prices of the Debentures will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers have informed the Company that certain of the Initial Purchasers intend to make a market in the Debentures offered hereby; however, the Initial Purchasers are not obligated to do so, and any such market making activity may be terminated at any time without notice to the holders of the Debentures. The Debentures are eligible for trading in the PORTAL Market; however, the Company does not intend to apply for listing of the Debentures on Nasdaq or any securities exchange.

                                 USE OF PROCEEDS

         All of the Debentures and the Shares are being sold by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest, and the Company will not receive any proceeds from the sale of such Shares.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The Company has not recorded earnings for the year ended December 31, 1997 or for any of the four preceding fiscal years and therefore is not able to disclose the ratio of earnings to fixed charges. However, the following table discloses the net loss applicable to common shares and the amount of fixed charges of the Company for the periods indicated:

                                                                  Year Ended December 31,
                                                                  -----------------------
                                      1993              1994               1995               1996             1997
                                      ----              ----               ----               ----             ----
Net loss applicable
  to common share................    (20,907)         (20,343)           (33,412)           (60,710)        (26,723)
Fixed charges ..................          --               --                565                989             989

         Fixed charges consist of the amortization of deferred financing costs relating to the 7% Subordinated Convertible Debentures due 2000 and accrued dividends on Sepracor Series B Redeemable Exchangeable Preferred Stock.

                            DESCRIPTION OF DEBENTURES

         The Debentures were issued under an Indenture dated as of February 10, 1998 (the "Indenture") between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). A copy of the form of Indenture and Registration Rights Agreement (as defined below) will be available from the Trustee upon request by a registered holder of the Debentures. The following summaries of certain provisions of the Debentures, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debentures, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of Debenture which is a part of the Indenture) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to the "Company" are solely to Sepracor Inc., a Delaware corporation, and not its subsidiaries.

GENERAL

         The Debentures represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Debentures" and convertible into Common Stock as described under "Conversion of Debentures." The Debentures rank pari passu in right of payment with the Company's 7% Convertible Subordinated Debentures due 2002. The Debentures are limited to $189.475 million aggregate principal amount and have issued only in denominations of $1,000 and integral multiples thereof and will mature on February 15, 2005 unless earlier redeemed at the option of the Company or at the option of the holder upon a Fundamental Change (as defined).

         The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Obligations (as defined below under "Subordination of Debentures") or the issuance or repurchase of other outstanding securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Debentures in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Redemption at Option of the Holder."

         The Debentures bear interest at the annual rate of 6 1/4% from February 10, 1998, payable semi-annually on August 15 and February 15, commencing on August 15, 1998, to holders of record at the close of business on the preceding January 31 and July 31, respectively, except (i) that the interest payable upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable and (ii) as set forth in the next succeeding sentence. In the case of any Debenture (or portion thereof) which is converted into Common Stock of the Company during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date either (i) if such Debenture (or portion thereof) has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a Repurchase Date (as defined) which occurs during such period, the Company shall not be required to pay interest on such interest payment date in respect of any such Debenture (or portion thereof) or (ii) if otherwise, any Debenture (or portion thereof) submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. See "Conversion of Debentures." Interest may, at the Company's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the Debenture register, provided that a holder of Debentures with an aggregate principal amount in excess of $2.0 million shall, at the written election of such holder, be paid by wire transfer in immediately available funds, or (ii) by transfer to an account maintained by such person located in the United States; provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

         The Debentures have issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

         Global Debentures, Book-Entry Form. Debentures held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), or by any person who acquired such Debentures in compliance with Regulation S under the Securities Act (a "Non-U.S. Person"), but not by other purchasers, are curently evidenced by one or more global Debentures (each, a "Global Debenture") which have been deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, a Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         QIBs and Non-U.S. Persons may hold their interests in the applicable Global Debenture directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.

         QIBs and Non-U.S. Persons who are not Participants may beneficially own interests in Global Debentures held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of a Global Debenture, Cede for all purposes will be considered the sole holder of such Global Debenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form, and will not be considered the holders thereof.

         Payment of interest on and the redemption price or repurchase price of a Global Debenture will be made to Cede, the nominee for DTC, as the registered owner of such Global Debenture by wire transfer of immediately available funds on each interest payment date or redemption date or Repurchase Date (as defined), as the case may be. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a Global Debenture, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by such Global Debenture as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by a Global Debenture held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

         Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by a Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in a Global Debenture are credited, and only in respect of the principal amount of the Debentures represented by such Global Debenture as to which such Participant or Participants has or have given such direction.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Debentures among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Debentures to be issued in definitive registered form in exchange for Global Debentures.

         Certificated Debentures. Debentures sold to investors that were neither QIBs nor Non-U.S. Persons were issuable in definitive registered form and may not be represented by a Global Debenture. In addition, QIBs and Non-U.S. Persons may request that certificated Debentures be issued in exchange for Debentures represented by a Global Debenture. Furthermore, certificated Debentures may be issued in exchange for Debentures represented by Global Debentures if no successor depositary is appointed by the Company as set forth above under "Global Debentures, Book-Entry Form."

CONVERSION OF DEBENTURES

         The holders of Debentures will be entitled at any time after May 6, 1998 through the close of business on the final maturity date of the Debentures, subject to prior redemption, to convert any Debentures or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at a conversion price set forth of $47.369 on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any Debentures for interest accrued thereon or for dividends on any Common Stock issued. If any Debentures not called for redemption are converted during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date, such Debentures must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of Common Stock on the last business day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless the Company defaults in the payment of the redemption price. A Debenture in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

         The initial conversion price of $47.369 per share of Common Stock is subject to adjustment under formulae as set forth in the Indenture in certain events, including:

                  (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock;

                  (ii)   certain subdivisions and combinations of the Common
         Stock;

                  (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;

                  (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of Indebtedness of the Company or of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash);

                  (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any fiscal quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75% of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company. If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (v). If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

                  (vi) payment in respect of a tender offer or exchange offer by the Company or any subsidiary of the Company for all or any portion of the Common Stock (other than tender offers or exchange offers for less than fifteen percent (15%) of the outstanding shares of Common Stock of the Company) to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined in the Indenture) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, and

                  (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (vii) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (vii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets and such consolidation or merger is consummated within twelve
         (12) months of the closing of the offer.

         In the case of (i) any reclassification of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Debentures then outstanding will generally be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such Debentures been converted into Common Stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of Debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

         In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring conversion price adjustments, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Considerations" below.

         The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

         No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing

OPTIONAL REDEMPTION BY THE COMPANY

         The Debentures are not entitled to any sinking fund. At any time on or after February 18, 2001, the Debentures will be redeemable at the Company's option on at least 30 days' notice as a whole or, from time to time, in part at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption:

         If redeemed during the period beginning February 18, 2001 and ending on February 14, 2002 at a redemption price of 103.571%, and if redeemed during the 12-month period beginning February 15:

                                                                      REDEMPTION
YEAR                                                                    PRICE
----                                                               ----------------
2002..........................................................          102.679%
2003..........................................................          101.786
2004..........................................................          100.893

and 100% at February 15, 2005, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Debentures being redeemed.

         If less than all of the outstanding Debentures are to be redeemed, the Trustee shall select the Debentures to be redeemed in principal amounts of $ 1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's Debentures is selected for partial redemption and such holder converts a portion of such Debentures, such converted portion shall be deemed to be of the portion selected for redemption.

         The Company may not give notice of any redemption of Debentures if an Event of Default with respect to the payment of interest on any Debentures has occurred and is continuing.

REDEMPTION AT OPTION OF THE HOLDER

         If a Fundamental Change (as defined) occurs at any time prior to February 15, 2005, each holder of Debentures shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Debentures on the date (the "Repurchase Date") that is 30 days after the date of the Company's notice of such Fundamental Change. The Debentures will be redeemable in multiples of $ 1,000 principal amount.

         The Company shall redeem such Debentures at a price equal to 100% of the principal amount to be redeemed plus accrued interest to (but excluding) the date of redemption; provided that, if such Repurchase Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the Debentures on the relevant record date.

         The Company is required to mail to all holders of record of the Debentures a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company is also required to deliver the Trustee a copy of such notice. To exercise the redemption right, a holder of Debentures must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of such right, together with the Debentures to be so redeemed, duly endorsed for transfer, to the Company (or an agent designated by the Company for such purpose). Payment for Debentures surrendered for redemption (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly following the Repurchase Date.

         The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Common Stock shall be exchanged for, be converted into, be acquired for, or constitute in all material respects solely the right to receive, consideration which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise).

         The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of Debentures in the event of a Fundamental Change.

         The redemption rights of the holders of Debentures could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

         The term "Fundamental Change" is limited to certain specified transactions and, accordingly the Company could, in the future, enter into other transactions, including certain recapitalizations of the Company, that would not constitute a Fundamental Change, but that would increase the amount of Senior Obligations outstanding at such time or otherwise adversely affect the financial condition of the Company. In addition, the payment of the Fundamental Change redemption price on the Debentures may be subordinated to the prior payment of Senior Obligations as described under "Subordination of Debentures" below. There are no restrictions in the Indenture on the creation of additional Senior Obligations or other indebtedness. Under certain circumstances, the incurrence of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures. A default of the Company on its obligations to pay the Fundamental redemption price could result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions. The Company's failure to redeem tendered Debentures in connection with a Fundamental Change would in any event constitute an Event of Default under the Indenture. If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all the Debentures tendered by the holders thereof. Further, the ability of the Company to repurchase Debentures upon a Fundamental Change will be dependent on compliance with applicable laws.

SUBORDINATION OF DEBENTURES

         The Indebtedness evidenced by the Debentures is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Obligations of the Company and in effect is pari passu in right of payment with the Company's 7% Convertible Subordinated Debentures due 2002. The Debentures also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries.

         Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest (including Liquidated Damages (as defined), if any) on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Obligations. In the event of any acceleration of the Debentures because of an Event of Default (as defined), the holders of any Senior Obligations then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Obligations before the holders of the Debentures are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Obligations if payment of the Debentures is accelerated because of an Event of Default.

         The Company also may not make any payment upon or in respect of the Debentures (including upon redemption at the option of the holder of any Debenture or at the option of the Company) if (i) a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing (a "Payment Default") or (ii) any other default occurs and is continuing with respect to Designated Senior Obligations (as defined) that permits a holder of the Designated Senior Obligation as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture (a "Non-Payment Default"). Payments on the Debentures may and shall be resumed (a) in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee if the maturity of such Designated Senior Obligations has not been accelerated and no Payment Default with respect to any Senior Obligations has occurred which has not been cured or waived (in which case clause (a) shall instead be applicable). No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice.

         Notwithstanding the foregoing, in the event that the Trustee or any holder of the Debentures receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Debentures before all Senior Obligations are paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Obligations or their representatives to the extent necessary to make payment in full of all Senior Obligations remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the benefit of the holders of Senior Obligations.

         By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Obligations may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

         The term "Senior Obligations" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Debentures or expressly provides that such Indebtedness is pari passu or junior to the Debentures. Notwithstanding the foregoing, the term Senior Obligations shall not include the Company's 7% Subordinated Debentures due 2002 or any Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company.

         The term "Indebtedness" means, with respect to any Person (as defined) and without duplication:

                  (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, and all commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to such Person) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

                  (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances;

                  (c) all obligations and liabilities (contingent or otherwise) in respect of leases of real or personal property or other assets of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property;

                  (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

                  (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

                  (f) any indebtedness or other obligations described in clauses
         (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

                  (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through
         (f).

         The term "Designated Senior Obligations" means Senior Obligations under the Company's existing revolving credit facility, the Company's obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor, a former wholly owned subsidiary, in the event of a default thereof by Versicor, or any other Senior Obligations in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Obligations shall be "Designated Senior Obligations" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Obligations).

         The Debentures are effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the Debentures to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

         The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries.

         As of December 31, 1997, the Company had approximately $6.2 million of Senior Obligations and approximately $80.9 million in aggregate principal amount of 7% Subordinated Debentures due 2002. The Indenture will not limit the amount of additional indebtedness, including Senior Obligations, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness or -other liabilities that any subsidiary can create, incur, assume or guarantee.

         The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Debentures. The Trustee's claims for such payments will generally be senior to those of the holders of the Debentures in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

         An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any (upon redemption or otherwise), on the Debentures (whether or not such payment is permitted to be made under the subordination provisions described above); default for 30 days in payment of any installment of interest, including Liquidated Damages, if any, on the Debentures (whether or not such payment is permitted to be made under the subordination provisions described above); default by the Company for 60 days after notice in the observance or performance of any other covenants in the Debentures or the Indenture; or certain events involving bankruptcy, insolvency or reorganization of the Company or any of its Significant Subsidiaries. The Indenture provides that the Trustee may withhold notice to the holders of the Debentures of any default (except in payment of principal or premium, if any, or interest (including Liquidated Damages, if any) with respect to the Debentures) if the Trustee considers it in the interest of the holders of the Debentures to do so.

         The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the Debentures to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of the Company, the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the Debentures shall automatically become and be immediately due and payable. However, if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest (including Liquidated Damages, if any) on any of the Debentures which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the Debentures then outstanding.

         The Indenture provides that any payment of principal, premium, if any, or interest (including Liquidated Damages, if any) that is not made when due (whether OR not such payment is permitted to be made under the subordination provisions described above) will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the Indenture until the date of payment.

         The holders of a majority in principal amount of the Debentures then outstanding shall have the right to direct in writing the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

         The Indenture provides that no holder of the Debentures may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest (including Liquidated Damages, if any), on the Debentures, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, and the holders of at least 25% in principal amount of the outstanding Debentures shall have made a written request, and offered reasonable indemnity, to the Trustee to pursue the remedy, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Debentures a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

MODIFICATION OF THE INDENTURE

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debentures, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to redeem any Debenture upon the happening of any Fundamental Change in a manner adverse to the holders of the Debentures, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable, impair the right to convert the Debentures into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the holders of the Debentures in any material respect, without the consent of each holder of a Debenture so affected or (ii) reduce the aforesaid percentage of Debentures whose holders are required to consent to any such modification of the Indenture or any such supplemental indenture, without the consent of the holders of all of the Debentures then outstanding. The indenture also provides for certain modifications of its terms without the consent of the holders of the Debentures.

REGISTRATION RIGHTS OF THE DEBENTUREHOLDERS

         Pursuant to the terms of a Registration Rights Agreement, dated February 10, 1998, between the Company and the Initial Purchasers (the "Registration Rights Agreement"), the Company has filed with the Commission a shelf registration statement, of which this Prospectus is a part, covering resales by holders of the Debentures and the Common Stock issuable upon conversion of the Debentures within 90 days after the closing date of the original issuance of the Debentures (without giving effect to the exercise of the over-allotment option). The Company has agreed to use reasonable best efforts to keep the shelf registration statement effective until the earlier of
(i) the sale pursuant to the shelf registration statement of all the securities registered thereunder or the sale to the public of all securities pursuant to Rule 144 and (ii) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision, calculated assuming the holder is not an affiliate of the Company. The Registration Rights Agreement provides that the Company will be permitted to suspend the use of this Prospectus for a period not to exceed an aggregate of 60 days in any 365 day period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay predetermined liquidated damages to those holders of Debentures and those holders of Common Stock issued upon conversion of the Debentures who have requested to sell pursuant to the registration statement if the Prospectus is unavailable for a period in excess of that permitted above. The Company has further agreed, if such failure to file or unavailability continues for a period of 30 days in excess of that permitted above, to pay predetermined liquidated damages to all holders of Debentures and all holders of Common Stock issued upon conversion of the Debentures, whether or not such holder has requested to sell pursuant to the shelf registration statement. A holder who sells the Debentures or the Common Stock issued upon conversion of the Debentures pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in this Prospectus, deliver this Prospectus to purchasers and be bound by those provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions). The Company will pay all expenses of the registration statement, provide to each registered holder who has requested to sell pursuant to the shelf registration statement copies of this Prospectus, notify each registered holder who has requested to sell pursuant to the shelf registration statement when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Debentures or the Common Stock.

INFORMATION CONCERNING THE TRUSTEE

         The Chase Manhattan Bank, as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Debentures.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Debentures and of Common Stock into which Debentures may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold Debentures and Common Stock into which Debentures may be converted as "capital assets" (within the meaning of Section 1221) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Debentures as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar. This summary discusses the tax considerations applicable to the initial purchasers of the Debentures who purchase the Debentures at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Debentures. The Company has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

         As used herein, the term "United States Holder" means the beneficial owner of a Debenture or Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Payment of Interest

         Interest on a Debenture generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. The Company is obligated to pay liquidated damages to holders of the Debentures in certain circumstances described under "Description of Debentures -- Registration Rights of the Debentureholders." The Company believes that any such payment should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of such payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the Debentures. Accordingly, any such amounts should be taxable to holders as payments of interest. The Company expects that the Debentures will not have original issue discount.

     Sale, Exchange or Redemption of the Debentures

         Upon the sale, exchange or redemption of a Debenture, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Debenture. A United States Holder's adjusted tax basis in a Debenture generally will equal the cost of the Debenture to such Holder, less any principal payments received by such Holder. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 18 months, will be mid-term if the holding period is more than 12 months and equal to or less than 18 months, will be short-term if the holding period is equal to or less than 12 months. Under the Taxpayer's Relief Act of 1997 (the "1997 Act"), long- term capital gains are taxed at a maximum rate of 20%, mid-term capital gains are taxed at a maximum rate of 28%, and short-term capital gains are taxed at a maximum rate of 39.6%. Also, under the 1997 Act, in taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

     Constructive Dividends on Debentures

         If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, or (ii) the Conversion Rate of the Debentures is increased at the discretion of the Company, such increase in Conversion Rate may be deemed to be the payment of a taxable dividend to United States Holders of Debentures (pursuant to Section 305 of the Code). Such Holders of Debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Conversion of the Debentures

         A United States Holder generally will not recognize any income, gain or loss upon conversion of a Debenture into Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. Such Holder's tax basis in the Common Stock received on conversion of a Debenture will be the same as such Holder's adjusted tax basis in the Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Debenture converted.

         Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

     Dividends on Common Stock

         The amount of any distribution by the Company in respect of the Common Stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Common Stock and thereafter as gain from the sale of exchange of such stock.

         In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     Sale of Common Stock

         Upon the sale or exchange of Common STOCK, A United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 18 months, will be mid-term if the holding period is more than 12 months and equal to or less than 18 months, will be short- term if the holding period is equal to or less than 12 months. Under the 1997 Act, long-term capital gains are taxed at a maximum rate of 20% and mid-term capital gains are taxed at a maximum rate of 28%, and short-term capital gains are taxed at a maximum rate of 39.6%. Also, under the 1997 Act, in taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A United States Holder's basis and holding period in Common Stock received upon conversion of a Debenture are determined as discussed above under Conversion of the Debentures".

     Information Reporting and Backup Withholding Tax

         In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Debenture, payments of dividends on Common Stock, payments of the proceeds of the sale of a Debenture and payments of the proceeds of the sale of Common Stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding, (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (d) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

         As used herein, the term "Non-United States Holder" means any beneficial owner of a Debenture or Common Stock that is not a United States Holder.

     Payment of Interest

         Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a Debenture by the Company or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder (i) does not actually or constructively own (pursuant to the conversion feature of the Debentures or otherwise) 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank which acquired the Debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to the Company or its agent under penalties of perjury in which it certifies that a Form W-8 (or a suitable substitute) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof.

         Recently released Treasury Regulations provide alternative methods for satisfying the certification requirements described in clause (iv) above. The Treasury Regulations are effective for payments made after December 31, 1998. Generally, any certification provided on a Form W-8 that is validly in effect prior to January 1, 1999 will be treated as a valid certification until it expires under the Treasury Regulations or, if earlier, until December 3 1, 1999. Accordingly, the alternative methods of satisfying the certification requirements will generally not be effective until January 1, 1999, and subsequent years.

         Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor.

     Sale, Exchange or Redemption of the Debentures

         A Non-United States Holder of a Debenture will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the Debenture (including the receipt of cash in lieu of fractional shares upon conversion of a Debenture into Common Stock) unless (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder, (2) in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or (3) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

     Conversion of the Debentures

         In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Debenture into Common Stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a Debenture where any of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Debentures" is satisfied.

     Sale or Exchange of Common Stock

         A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of Common Stock unless any of the conditions described above under "Non-United States Holder -- Sale, Exchange or Redemption of the Debentures" is satisfied.

     Dividends

         Distributions by the Company with respect to the Common Stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders -- Dividends; -- Constructive Dividends" to a Non-United States Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 to the payor.

         Under currently applicable Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under recently issued Treasury Regulations, however, Non-United States Holders of Common Stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements. The new Treasury Regulations are effective for payments made after December 31, 1998.

     Death of a Non-United States Holder

         A Debenture held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Debenture would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

         Common Stock actually or beneficially held by an individual who is a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

     Information Reporting and Backup Withholding Tax

         United States information reporting requirements and backup withholding tax will not apply to payments on a Debenture to a Non-United States Holder if the statement described in "Non-United

States Holders -- Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

         Information reporting requirements and backup withholding tax, will not apply to any payment of the proceeds of the sale of a Debenture, or any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations); unless such broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Debenture provides the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

         If paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury Regulations apply to dividend payments made after December 31, 1998.

     United States Real Property Holding Corporations

         The discussion of the United States taxation of Non-United States Holders of Debentures and Common Stock assumes that the Company is at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code. Under present law, the Company would not be a United States real property holding corporation so long as (a) the fair market value of its United Stated real property interests is less than (b) 50% of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, and its other assets which are used or held or use in a trade or business. The Company believes that it is not a United States real property holding corporation and does not expect to become such a corporation. If the Company becomes a "United States real property holding corporation," gain recognized on a disposition of Debentures or Common Stock would be subject to United States federal income tax unless (i) the Common Stock is "regularly traded on an established securities market" within the meaning of the Code and (ii) either (A) the Non-United States Holder disposing of Common Stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the Common Stock, or
(B) in the case of a disposition of Debentures, the NonUnited States Holder did not own, actually or constructively, Debentures which, as of any date on which such holder acquired Debentures, had a fair market value greater than that of 5% of the Common Stock.

                             SELLING SECURITYHOLDERS

         The Debentures were originally acquired on February 10, 1998 from the Company by the Initial Purchasers. The Initial Purchasers advised the Company that the Initial Purchasers have resold the Debentures in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) and certain institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3), or (7) under the Securities Act). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the Debentures and/or Conversion Shares pursuant to this Prospectus.

         The Debentures and the Conversion Shares have been registered pursuant to the Registration Rights Agreement which provides that the Company file a Registration Statement with regard to the Debentures and the Conversion Shares within 90 days of the date of original issuance of the Debentures and keep such Registration Statement effective until the earlier of (i) the sale pursuant to the Registration Statement of all the securities registered pursuant to the Registration Rights Agreement thereunder and (ii) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision.

         In addition, 12,639 Additional Shares are being registered pursuant to the Registration Statement for the account of certain securityholders of the Company.

         The Selling Securityholders may choose to sell Debentures and/or Shares from time to time. See "Plan of Distribution."

         DEBENTURES AND CONVERSION SHARES. The following table sets forth the name of each Selling Securityholder who has provided the Company with notice as of the date of this Prospectus pursuant to the Registration Rights Agreement of such Selling Securityholder's intent to sell or otherwise dispose of Debentures and/or Conversion Shares pursuant to the Registration Statement, the principal amount of Debentures and the number of Conversion Shares which may be sold from time to time by such Selling Securityholder pursuant to the Registration Statement and the amount of outstanding Debentures and Common Stock beneficially owned by such Selling Securityholder prior to the offering (assuming no conversion of the Debentures). No such Selling Securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with, the Company or any of its affiliates during the three years prior to the date of this Prospectus. Because the Selling Securityholder may offer all or some portion of the Debentures and Conversion Shares, no estimate can be given as to the amount or percentage of Debentures or Common Stock that will be held by the Selling Securityholders upon termination of sales pursuant to this Prospectus. In addition, the Selling Securityholders identified below may have sold, transferred or disposed of all or a portion of their Debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

                                                           Amount of                                     Shares of
                                    Amount of              Debentures                                  Common Stock
                                 Debentures that          Owned Before         Shares That May         Owned Before
            Name                   May be Sold              Offering              be Sold(1)             Offering
            ----                 ---------------          ------------         ---------------         ------------
ICI American
Holdings Trust                      $   425,000            $   425,000                  8,972                     0

Zeneca Holdings Trust
                                        425,000                425,000                  8,972                     0
State of Delaware
PERS                                  1,000,000              1,000,000                 21,110                     0

Starvest Fund-
Discretionary                           500,000                500,000                 10,555                     0

State of Oregon/SAIF
Corporation                           4,000,000              4,000,000                 84,443                     0

State of Oregon PERS                  4,500,000              4,500,000                 94,998                     0

Nalco Chemical Corp.
Retirement                              225,000                225,000                  4,749                     0

Kapiolani Medical
Center for Women and
Children                                100,000                100,000                  2,111                     0

Hawaiian Airlines
Pension for Salaried
Employees                                15,000                 15,000                    316                     0

Hawaiian Airlines
Pilots' Retirement Plan                  70,000                 70,000                  1,477                     0

Hawaiian Airlines
Pension Plan - IAM                       50,000                 50,000                  1,055                     0

Allstate Insurance
Company                               2,000,000              2,000,000                 42,221                     0

Shepard Investments
International Inc.                   14,875,000             14,875,000                314,023                     0

Silverton International
Fund Limited                          1,500,000              1,500,000                 31,662                     0

Nomura Securities
(Bermuda) Ltd.                        7,000,000              7,000,000                147,775                     0

Paloma Securities
L.L.C.                                1,725,000              1,725,000                 36,416                     0

Bost & Co., as
nominee for Mellon
Securities Trust
Company                                 100,000                100,000                  2,111                     0

Ell & Co., as nominee
for The Northern
Trust Company of
New York                                580,000                580,000                 12,244                     0

Salkeld & Co., as
nominee for Bankers
Trust Company                           615,000                615,000                 12,983                     0

Bankers Trust
Company                               1,500,000              1,500,000                 31,662                     0

Bear Stearns Securities
Corp.                                 1,500,000              1,500,000                 31,662                     0

The Income Fund of
America, Inc.                         7,350,000              7,350,000                155,164                     0

The TCW Group, Inc.                  12,315,000             12,315,000                259,980                     0

Unknown (2)                         127,105,000            127,105,000              2,683,294                     0

------------

(1) Assumes conversion of full amount of Debentures held by such holder at the initial rate of $47.369 in principal amount of Debentures per share of Common Stock.

(2) Certain of the Debentures are currently evidenced by a global Debenture which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee. Therefore, the Company is unable to provide the names of the remaining Selling Stockholders.

         ADDITIONAL SHARES. Set forth below are the names of certain other Selling Securityholders who acquired shares of Common Stock in certain transactions not related to the sale of Debentures and the maximum number of Additional Shares that may be sold by each such Selling Securityholder from time to time hereunder. No such Selling Securityholders nor any of their affiliates has held any position or office with, been employed by or otherwise have had any material relationship with, the Company or any of its affiliates during the three years prior to the date of this Prospectus. The percentage of Common Stock beneficially owned by each of the Selling Securityholders identified below both prior to and after giving effect to the offering being made hereby is less than 1%.

                                Number of Shares of
                                   Common Stock
                              Beneficially Owned Prior  Number of Shares of     Number of Shares of
                                     to this            Common Stock to be    Common Stock Beneficially
      Name                           Offering           Offered Hereunder     Owned After this Offering
      ----                    ------------------------  -------------------   -------------------------
Robash Inc.                            243                     243                         0

Beincke Investment Fund L.P.         1,944                   1,944                         0

Theodore H. Ashford                  4,243                     243                     4,000

Bedrock Asset Trust I                7,778                   7,778                         0

Bankers Trust Company, as           80,539                   2,431                    78,108
Trustee of the Hughes
Aircraft Company
Retirement Plans

     This Prospectus may be supplemented as necessary to set forth information respecting any Selling Securityholder providing the Company with notice subsequent to the date of this Prospectus pursuant to the Registration Rights Agreement of such Selling Securityholder's intent to sell or otherwise dispose of Debentures and/or Shares pursuant to the Registration Statement.

                              PLAN OF DISTRIBUTION

     The Debentures and the Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Debentures and the Shares covered by this Prospectus.

     The Company will not receive any of the proceeds from the offering of Debentures and the Shares by the Selling Securityholders. Debentures and Shares offered hereby may be sold from time to time directly by any Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. If Debentures or Shares are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent's commissions. Such Debentures or Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Debentures or Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Debentures or Shares or otherwise, any Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Debentures or Shares in the course of hedging the positions they assume. Any Selling Securityholder may also sell short and deliver Debentures or Shares to close out such short positions, or loan or pledge Debentures or Shares to broker-dealers that in turn may sell such securities.

     The outstanding Common Stock is publicly traded on Nasdaq. The Initial Purchasers have advised the Company that certain of the Initial Purchasers are making and currently intend to continue making a market in the Debentures; however, they are not obligated to do so and any such

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



market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Debentures on Nasdaq or any securities exchange. Accordingly, no assurance can be given as to the development or liquidity of any trading market that may develop for the Debentures. See "Risk Factors -- Absence of Public Market; Transfer Restrictions."

     The Selling Securityholders and any broker-dealers, agent or underwriters that participate with the Selling Securityholders in the distribution of the Debentures or the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profits realized by the Selling Securityholders on the resales of the Debentures or the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Debentures or Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

     The Debentures were originally sold by the Company to the Initial Purchasers in February 1998 in a private placement. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that could arise in connection with sale of the Debentures by the Initial Purchasers. The Registration Rights Agreement provides for the Company and the Selling Securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     The Company has agreed pursuant to the Registration Rights Agreement to use its best efforts to cause the Registration Statement to which this Prospectus relates to become effective as promptly as is practicable and to keep the Registration Statement effective until the earlier of (i) the sale pursuant to the Registration Statement of all the securities registered pursuant to the Registration Rights Agreement thereunder and (ii) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision. The Registration Rights Agreement provides that the Company may suspend the use of this Prospectus in connection with sales of Debentures and Conversion Shares by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Expenses of preparing and filing the Registration Statement and all post-effective amendments will be borne by the Company.

                                  LEGAL MATTERS

     The validity of the Debentures and the Shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity, cash flows and the related financial statement schedule for each of the three years in the period ended December 31, 1997, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants. In those reports that firm states that with respect to one subsidiary its opinion is based on reports of other independent public accountants, namely Arthur Andersen LLP. The financial statements and supporting schedule referred to above have been included herein on reliance upon the authority of those firms as experts in accounting and auditing.

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